Exhibit 99.32

510 Burrard St, 3rd Floor
Date: 30/06/2010	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BURCON NUTRASCIENCE CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	26-07-2010
Record Date for Voting (if applicable) :	26-07-2010
Beneficial Ownership Determination Date :	26-07-2010
Meeting Date :	09-09-2010
Meeting Location (if available) :	Tentatively at Morris J. Wosk Centre

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	120831102	CA1208311029

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for BURCON NUTRASCIENCE CORPORATION